Barbara Kruger vs. blue chip stocks

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>

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Hello Sam,

Barbara Kruger, who has the only photography works we've ever offered on Masterworks, has some compelling market stats I thought you'd be interested in.

She has the third-highest Sharpe Ratio of any artist we track at 1.51, which shows just how stable her market has been over the years. She also stacks up nicely against traditional assets:


Barbara Kruger vs. Popular Assets ('99-'22)
BARBARA KRUGER'S MARKET
1.51
S&P 500
0.39
U.S. BONDS
0.43
GOLD
0.50
U.S. HOUSING MARKET (FRED)
0.51
Note: For illustrative purposes only. Comparison of assets that trade real time compared to assets that trade episodically like art may have limitations, see Important Disclosures for more info. Past performance is not indicative of future results.

Her median appreciation rate also does quite well when compared to some top stocks ('99-'23). See the graph below:


19.5%
13.7%
13.8%
10.1%
8.8%
JP Morgan Chase
S&P 500
Berkshire Hathaway
Kruger
Microsoft

And Kruger's market is only growing—she finished 2023 as the second-highest-selling photographer in the *world* with $3.5M in total auction sales, capping off 4 straight years of auction growth.

Invest in our latest Kruger here, or view the offering circular below.

Thanks,

Anthony DeSimone

—

Investor Relations

MASTERWORKS

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281